UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from              to

Commission File Number 001-15477

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAXWELL TECHNOLOGIES, INC. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAXWELL TECHNOLOGIES, INC.

9244 Balboa Avenue

San Diego, CA 92123

Maxwell Technologies, Inc.

401(k) Savings Plan

Audited Financial Statements and

Supplemental Schedule

Year ended December 31, 2005

REQUIRED INFORMATION

Maxwell Technologies, Inc. 401(k) Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and schedule are filed as a part of this Annual Report on Form 11-K.

Report of Independent Registered Public Accounting Firm

Maxwell Technologies, Inc. as

Plan Administrator of Maxwell Technologies, Inc.

401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Maxwell Technologies, Inc. 401(k) Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Maxwell Technologies, Inc. 401(k) Savings Plan as of December 31, 2004 were audited by other auditors whose report dated June 23, 2005 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held for investment purposes) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hutchinson and Bloodgood, LLP

June 27, 2006

San Diego, California

Report of Independent Registered Public Accounting Firm

Maxwell Technologies, Inc. as

Plan Administrator of Maxwell Technologies, Inc.

401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Maxwell Technologies, Inc. 401(k) Savings Plan as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. Cohn LLP
J.H. COHN LLP

San Diego, California

June 23, 2005

Maxwell Technologies, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
ASSETS
INVESTMENTS, AT FAIR VALUE:
Declared rate funds	$15,320,843	$15,675,245
Pooled separate accounts	18,558,228	17,849,468
Maxwell Technologies, Inc. common stock	169,139	219,625
Participant loans	242,838	90,596

NET ASSETS AVAILABLE FOR BENEFITS	$34,291,048	$33,834,934

See notes to financial statements.

Maxwell Technologies, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$1,522,401
Interest	519,894

Total investment income	2,042,295

Contributions:
Participants	610,410
Employer, net of forfeitures applied	103,134

Total contributions	713,544

Total additions	2,755,839

DEDUCTIONS:
Benefits paid to participants	2,297,681
Administrative expenses	2,044

Total deductions	2,299,725

NET INCREASE	456,114
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	33,834,934

End of year	$34,291,048

See notes to financial statements.

Maxwell Technologies, Inc. 401(k) Savings Plan

Notes to Financial Statements

Year ended December 31, 2005

1. DESCRIPTION OF THE PLAN

The following description of the Maxwell Technologies, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan available to all eligible U.S. employees of Maxwell Technologies, Inc. (the “Company”). The effective date of the Plan is August 1, 1983. The Plan was amended and restated in its entirety effective January 1, 2001. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees of the Company’s Maxwell Technologies, S.A., subsidiary are covered by a Swiss pension plan, and therefore are not eligible for the Plan.

Eligibility - U.S. Employees of the Company who have at least 30 days of service are eligible to enter the Plan. After one year of service, employees are eligible to participate in the Company’s matching and discretionary contributions. An eligible employee may enter the Plan as an active member on the first day of a full payroll period.

Contributions - Participants may contribute from 1% to 15% of pretax annual compensation, subject to the limits of the Internal Revenue Code (the “Code”). Participants may also contribute amounts representing rollovers from other qualified plans.

Participants who have attained age 50 before the end of the plan year are eligible to make “catch-up” contributions.

Participants may elect to make after-tax contributions to their own account and designate the manner in which these funds will be invested. Such voluntary contributions may be made up to 10% of compensation.

The Company’s matching contribution is 50% of the first 6% of base compensation that a participant contributes to the Plan.

The Company may also make annual discretionary contributions in an amount determined at the Plan year-end. The discretionary contribution is allocated to participants in the ratio that their compensation bears to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions in 2005.

Participant Accounts - Each participant’s account is participant-directed and is credited with the participant’s contributions, the participant’s share of the employer’s contributions, if any, and Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting - Participants are immediately vested in their contributions to the Plan as well as the employer’s contributions to the Plan.

Hardship Withdrawals - Participants may withdraw all or a percentage of their account balances attributable to their own contributions upon approval of the Plan Administrator and subject to Internal Revenue Service hardship withdrawal rules. After making a withdrawal, a participant is suspended from making additional contributions for a period of six months from the effective date of the withdrawal.

Withdrawals - Participants may make a cash withdrawal at any time from their after-tax contributions to the Plan.

Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates range from 5% to 7.75%. Principal and interest is paid through payroll deductions. Participants may have up to two outstanding loans at a time.

Payments of Benefits - Upon termination of service, death, disability or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account or elect to receive installment payments. If the participant’s account is $5,000 or less ($1,000 or less effective 1/1/06), the Plan may distribute the entire balance in a lump sum.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Administrative Expenses - The costs of administering the Plan are borne primarily by the Company.

Forfeitures - Prior to 1999, employer contributions were subject to vesting. Participants who were not 100% vested forfeited the nonvested portion of the employer contribution upon termination of employment. During 2005, forfeitures in the amount of $84,229 were used to reduce the 2005 employer match contribution. The balance in the forfeiture account is $0 at December 31, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Pooled separate accounts are valued at current fair value, which represents the net asset value of units held at year-end. Quoted market prices are used to value the underlying investments held by the pooled separate accounts. Company common stock is valued at fair value based on quoted market price. Declared rate funds (Guaranteed Long-Term Fund) is valued at contract value which approximates fair value. The Declared rate funds consist of the Guaranteed Long-Term Fund which invests primarily in high-quality fixed income instruments, principally private placement bonds, intermediate-term bonds and commercial mortgages within Prudential Retirement Insurance & Annuity Company. Declared rate funds have no maturity dates or penalties for early withdrawals. The funds are not fully benefit responsive. Upon the Plan’s discontinuance with Prudential, Prudential has the right to hold the fund’s assets for five years and pay them to the Plan Sponsor in annual installments. There are no reserves against the declared rate funds value for credit risk of the rate fund issuer or otherwise. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are reflected on the trade dates. Interest income is recorded on the accrual basis.

Payment of Benefits - Benefits are recorded when paid.

3. INVESTMENTS

Prudential Retirement Insurance & Annuity Company (formerly known as Connecticut General Life Insurance Company), trustee of the Plan, holds the Plan’s investments and executes all investment transactions. On April 1, 2004, the retirement business of Connecticut General Life Insurance Company and the CIGNA group were acquired by The Prudential Insurance Company of America. During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Pooled separate accounts	$1,440,052
Maxwell Technologies, Inc. common stock	82,349

$1,522,401

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2005	2004
Guaranteed Long-Term Fund	$15,320,843	$15,675,245
Dryden S&P Index Fund	3,278,243	3,357,396
Lifetime 40 Fund	—	2,981,552
Prudential Retirement Goal 2020 Fund	3,250,749	—
Large Cap Growth - Turner	3,068,979	2,879,316
Mid Cap Growth - Artisan Partners	2,275,586	2,206,827

The Plan provides for various investment options in any combination of Company stock, declared rate funds, pooled separate accounts, and other investment securities. The Plan limits participant investment in Company stock to 50% of the participant’s account balance. Investments are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4. PARTY-IN-INTEREST TRANSACTIONS

Plan investments are held in shares of pooled separate accounts managed by the Trustee and common stock shares of the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions.

5. INCOME TAX STATUS

The Plan obtained its latest determination letter on April 28, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan qualifies and the related trust is tax exempt.

6. PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

At December 31, 2005, there were no distributions outstanding on accounts of participants who had elected to withdraw from participation in the Plan but had not been paid.

Maxwell Technologies, Inc. 401(k) Savings Plan

Supplemental Schedule

EIN: 95-2390133

Plan No.: 001

Schedule of Assets Held at End of Year - Schedule H, Line 4i

December 31, 2005

(a)	(b) Identity of Issue	(c) Description of Asset	(e) Current Value
*	Prudential Guaranteed Income Fund	Declared rate fund	$15,320,843
*	Prudential Dryden S&P Index Fund	Pooled separate account	3,278,243
*	Prudential International Equity - Julius Baer	Pooled separate account	1,537,826
*	Prudential Core Bond Enhanced Index Fund	Pooled separate account	167,045
*	Prudential Large Cap Value – Lsv Asset Management	Pooled separate account	681,478
*	Prudential Large Cap Growth – Turner	Pooled separate account	3,068,979
*	Prudential Small Company Value – Perkins	Pooled separate account	1,083,822
*	Prudential Small Cap Growth – Timessquare	Pooled separate account	601,243
*	Prudential Mid Cap Value - Wellington Management	Pooled separate account	806,328
*	Prudential Mid Cap Growth - Artisan Partners	Pooled separate account	2,275,586
*	Prudential Retirement Goal 2010 Fund	Pooled separate account	532,093
*	Prudential Retirement Goal 2020 Fund	Pooled separate account	3,250,749
*	Prudential Retirement Goal 2030 Fund	Pooled separate account	454,835
*	Prudential Retirement Goal 2040 Fund	Pooled separate account	592,339
*	Prudential Retirement Goal Income Fund	Pooled separate account	227,662
*	Participant loans	5% - 7.75% interest; various maturities	242,838
*	Maxwell Technologies, Inc. Common Stock	Company stock	169,139

	Total		$34,291,048

*	Party-in-interest to the Plan.

Cost of assets is not required to be disclosed since investments are participant directed.

See Report of Independent Registered Public Accounting Firm.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Maxwell Technologies, Inc. 401(k) Savings Plan

Date: June 29, 2006	/s/ Tim Hart
Tim Hart, Vice President, Finance, Treasurer, Corporate Secretary and Chief Financial Officer (Principal Financial and Accounting Officer)